Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 151-A-I dated June 4, 2010	Term Sheet to Product Supplement No. 151-A-I Registration Statement No. 333-155535 Dated June 8, 2010; Rule 433

Structured Investments	$ 5.00% (equivalent to 10.00% per annum) Reverse Exchangeable Notes due December 20, 2010 Linked to the iShares® Russell 2000 Index Fund

General

  The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in any appreciation in the Fund, be willing to accept the risks of exposure to exchange-traded funds in general and the iShares® Russell 2000 Index Fund, in particular, and be willing to lose some or all of their principal at maturity.
  The notes will pay 5.00% (equivalent to 10.00% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of one share of the Fund and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 20, 2010*
  Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Fund:	iShares® Russell 2000 Index Fund (the “Fund”). For additional information about the iShares® Russell 2000 Index Fund, see Appendix A to this term sheet.
Underlying Index:

The Russell 2000® Index (the “Underlying Index”). For additional information, see “Selected Purchase Considerations — Return Linked to the iShares® Russell 2000 Index Fund” and “Selected Risk Considerations — Differences Between the Fund and the Underlying Index” in this term sheet.

Interest Rate:	5.00% (equivalent to 10.00% per annum) over the term of the notes, paid monthly and calculated on a 30/360 basis
Protection Amount:

An amount that represents at least 25% of the Initial Share Price, subject to adjustments. The actual Protection Amount will be set on the pricing date and will not be less than 25% of the Initial Share Price, subject to adjustments.

Pricing Date:	On or about June 15, 2010
Settlement Date:	On or about June 18, 2010
Observation Date:	December 15, 2010*
Maturity Date:	December 20, 2010*
CUSIP:	48124AUJ4
Interest Payment Date:

Interest on the notes will be payable monthly in arrears on the 18th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing July 18, 2010, to and including the Interest Payment Date corresponding to the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this term sheet for more information.

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any trading day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus any accrued and unpaid interest. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal at maturity if you invest in the notes.

Monitoring Period:	The period from and including the Pricing Date to and including the Observation Date
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:

The closing price of one share of the Fund on the pricing date, divided by the Share Adjustment Factor. The Initial Share Price is subject to adjustment upon the occurrence of certain events affecting the Fund. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.

Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 151-A-I

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 151-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $40.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $27.50 per $1,000 principal amount note. The concessions of approximately $27.50 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $40.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be and other amounts that may be allowed to other dealers, exceed $60.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-56 of the accompanying product supplement no. 151-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 8, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 151-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 151-A-I dated June 4, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 151-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 151-A-I dated June 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002380/e39033_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 5.00% (equivalent to 10.00% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 5.00% (equivalent to 10.00% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 18th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing July 18, 2010, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in July 2010 will be payable on July 19, 2010.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price or the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period. However, if the Final Share Price is less than the Initial Share Price and the closing price of one share of the Fund on any trading day during the Monitoring Period is less than the Initial Share Price by more than the Protection Amount, you could lose the entire principal amount of your notes.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-1

  RETURN LINKED TO THE iSHARES® RUSSELL 2000 INDEX FUND — The iShares® Russell 2000 Index Fund is an exchange-traded fund of iShares® Trust, which is a registered investment company that consists of numerous separate investment portfolios. The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of equity securities of the small capitalization segment of the U.S. equity market as measured by the Russell 2000® Index, which we refer to as the Underlying Index. The Underlying Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Underlying Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Fund and the Underlying Index, see Appendix A to this term sheet.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 151-A-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on June 8, 2010, we would have treated 6.50% of each coupon payment as interest on the Deposit and the remainder as Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the Initial Share Price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the equity securities held by the Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 151-A-I dated June 4, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes at maturity.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or on any Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-2

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Fund, the Underlying Index and the notes.
  YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE FUND — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any trading day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the shares of the Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Fund during the term of the notes.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE TERM OF THE NOTES — If, on any trading day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price minus the Protection Amount, you will be fully exposed to any depreciation in the Fund. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity the Cash Value and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Fund subsequently recovers such that the Fund is above the Initial Share Price minus the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  NO AFFILIATION WITH THE FUND — We are not affiliated with the Fund. We assume no responsibility for the adequacy of the information about the Fund and the Underlying Index contained in this term sheet or in product supplement no. 151-A-I. You should undertake your own investigation into the Fund and the Underlying Index. We are not responsible for the Fund’spublic disclosure of information, whether contained in SEC filings or otherwise.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The equity securities held by the Fund and included in the Underlying Index have been issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions. The stocks of small capitalization companies may be thinly traded and thus may be difficult for the Fund to buy and sell.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — We will pay you your principal back at maturity only if the closing price of the Fund is not less than the Initial Share Price by more than the Protection Amount during the Monitoring Period, the Final Share Price is not less than the Initial Share Price, and the notes are held to maturity. If the closing price of the Fund is less than the Initial Share Price by more than the Protection Amount during the Monitoring Period and the Final Share Price is less than the Initial Share Price, the protection provided by the Protection Amount will be eliminated and you will be fully exposed at maturity to any decline in the value of the shares of the Fund.
  VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the pricing date that the shares of the Fund could close below the Initial Share Price by more than the Protection Amount during the Monitoring Period or that the shares of the Fund could close below the Initial Share Price on the Observation Date. The Fund’s volatility, however, can change significantly over the term of the notes. The closing price of the Fund could fall sharply on any trading day during the Monitoring Period, which could result in a significant loss of principal.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-3

  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. In addition, BlackRock Fund Advisors, which we refer to as BFA, is the Fund’s investment adviser. The Fund is subject to management risk, which is the risk that BFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions (such as mergers and spin-offs) with respect to the sample of equity securities may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  HEDGING AND TRADING IN THE FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Fund, the equity securities held by the Fund or included in the Underlying Index or instruments related to the shares of the Fund. We or our affiliates may also trade in the shares of the Fund or instruments related to the shares of the Fund from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the shares of the Fund and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 151-A-I.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-4

Historical Information

The following graph sets forth the historical performance of the shares of the Fund based on the weekly closing price of one share of the Fund from January 7, 2005 through June 4, 2010. The closing price of one share of the Fund on June 7, 2010 was $61.96. We obtained the closing prices of the Fund below from Bloomberg Financial Markets without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delisting and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Fund has experienced significant fluctuations. The historical performance of the shares of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Fund during the term of the notes. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-5

Examples of Hypothetical Payments at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of one share of the Fund declines in the manner set forth in the column titled “Hypothetical lowest closing price during the Monitoring Period.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$65.00	• the Protection Amount: $16.25
• the Interest Rate:	5.00% (equivalent to 10.00% per annum) over the term of the notes
Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**
$65.00	100%	$130.00	200%	$1,000.00
$32.50	50%	$68.25	105%	$1,000.00
$65.00	100%	$65.00	100%	$1,000.00
$48.75	75%	$48.75	75%	$1,000.00
$32.50	50%	$61.75	95%	$950.00
$32.50	50%	$32.50	50%	$500.00
$16.25	25%	$16.25	25%	$250.00
$0.00	0%	$0.00	0%	$0.00
**	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of one share of the Fund during the Monitoring Period is $32.50 but the Final Share Price is $68.25. Because the Final Share Price of $68.25 is greater than the Initial Share Price of $65.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of one share of the Fund during the Monitoring Period is $32.50 and the Final Share Price is $61.75. Because the Final Share Price of $61.75 is less than the Initial Share Price of $65.00 and the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on at least one trading day during the Monitoring Period, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $61.75, your final payment at maturity is $950.00.

Example 3: The closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period prior to the Observation Date. However, the closing price of one share of the Fund on the Observation Date is $32.50, a decline of more than the Protection Amount. Because the Final Share Price of $32.50 is less than the Initial Share Price of $65.00 and the Final Share Price is less than the Initial Share Price by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $32.50, your final payment at maturity is $500.00.

Example 4: The Final Share Price of $48.75 is less than the Initial Share Price of $65.00 but is not less than the Initial Share Price by more than the Protection Amount and the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period. Because the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $48.75 is less than the Initial Share Price of $65.00.

Regardless of the performance of the shares of the Fund or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $50.00 over the term of the notes. The Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of one share of the Fund on the pricing date.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-6

APPENDIX A

     The iShares® Russell 2000 Index Fund

     We have derived all information contained in this term sheet regarding the iShares® Russell 2000 Index Fund (the “Fund”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. (“BTC”) and BlackRock Fund Advisors (“BFA”). The Fund is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the Fund. The Fund is an exchange-traded fund (“ETF”) that trades on the NYSE Arca under the ticker symbol “IWM.” We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

     iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the Fund, please see the Prospectus, dated August 1, 2009 (as revised on December 1, 2009). In addition, information about iShares® Trust and the Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet.

     Investment Objective and Strategy

     The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the equity securities of the small capitalization segment of the U.S. equity market as measured by the Russell 2000® Index, which we refer to as the Underlying Index. See “— The Russell 2000® Index” below for more information about the Underlying Index. The Fund’s investment objective may be changed without shareholder approval.

     As of June 4, 2010, the Fund’s three largest holdings were Human Genome Sciences, Inc., UAL Corporation and Skyworks Solutions, Inc., and its three largest sectors were financial services, consumer discretionary, and technology.

     The Fund uses a representative sampling strategy (as described below under “—Representative Sampling”) to try to track the Underlying Index. The Fund generally invests at least 90% of its assets in the securities of the Underlying Index and depositary receipts representing securities of the Underlying Index. The Fund may invest the remainder of its assets in securities not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index. The Fund also may invest its other assets in futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA.

     Representative Sampling

     The Fund pursues a “representative sampling” strategy in attempting to track the performance of the Underlying Index. The Fund invests in a representative sample of securities in the Underlying Index that collectively has an investment profile similar to the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Underlying Index. The Fund may or may not hold all of the securities that are included in the Underlying Index.

     Correlation

     The Underlying Index is a theoretical financial calculation, while the Fund is an actual investment portfolio. The performance of the Fund and the Underlying Index may vary somewhat due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Fund’s portfolio and the Underlying Index resulting from legal restrictions (such as diversification requirements) that apply to the Fund but not to the Underlying Index or representative sampling. A figure of 100% would indicate perfect correlation. The difference between the performance (return) of the Fund’s portfolio and that of the Underlying Fund is called “tracking error.” BFA expects that, over time, the Fund’s tracking error will not exceed 5%. The Fund’s use of a representative sampling indexing strategy can be expected to have a greater tracking error than if the Fund used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

     Industry Concentration Policy

     The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-7

     Holdings Information

     As of June 4, 2010, 99.79% of the Fund’s holdings consisted of equity securities, 0.12% consisted of cash and 0.08% consisted of other assets, including dividends booked but not yet received. The following tables summarize the Fund’s top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of June 4, 2010

Company	Percentage of Total Holdings
Human Genome Sciences, Inc.	0.47%
UAL Corporation	0.37%
Skyworks Solutions, Inc.	0.30%
E*TRADE Financial Corporation	0.27%
Ares Capital Corporation	0.26%
Polycom, Inc.	0.25%
Thoratec Corporation	0.25%
Tupperware Brands Corporation	0.25%
Solera Holdings, Inc.	0.25%
Domtar Corporation	0.24%

Top holdings by sector as of June 4, 2010

Sector	Percentage of Total Holdings
Financial Services	20.96%
Consumer Discretionary	16.02%
Technology	15.64%
Health Care	14.07%
Producer Durables	11.03%
Materials & Processing	6.92%
Energy	4.46%
Utilities	3.81%
Consumer Staples	2.85%
Product Durables	2.14%
Other/Undefined	2.08%

     The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet.

     Disclaimer

     The notes are not sponsored, endorsed, sold or promoted by BFA. BFA makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BFA has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

     The Russell 2000® Index

     We have derived all information contained in this term sheet regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Russell Investments (“Russell”). We make no representation or warranty as to the accuracy or completeness of such information. The Russell 2000® Index was developed by Russell Investment Group (formerly, Frank Russell Company) and is calculated, maintained and published by Russell, a subsidiary of Russell Investment Group. Russell has no obligation to publish, and may discontinue the publication of, the Russell 2000® Index.

     The Russell 2000® Index is reported by Bloomberg L.P. under the ticker symbol “RTY.”

     The Russell 2000® Index measures the capitalization-weighted price performance of the small-cap stocks included in the Russell 2000® Index (the “Russell 2000 Component Stocks”) and is designed to track the performance of the small capitalization segment of the U.S. equity market. All stocks included in the Russell 2000® Index are traded on a major U.S. exchange. The companies included in the Russell 2000® Index are the middle 2,000 of the companies that form the Russell 3000ETM Index, which is composed of the 4,000 largest U.S. companies as determined by market capitalization and represents approximately 99% of the U.S. equity market. The Russell 3000ETM Index is not the same as the Russell 3000® Index, which is a subset of the Russell 3000ETM Index.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-8

     Selection of stocks underlying the Russell 2000® Index. The Russell 2000® Index is a sub-index of the Russell 3000ETM Index. To be eligible for inclusion in the Russell 3000ETM Index, and, consequently, the Russell 2000® Index, a company’s stocks must be listed on the last trading day in May of a given year and Russell must have access to documentation verifying the company’s eligibility for inclusion. Eligible initial public offerings are added to Russell U.S. indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

     U.S. companies are eligible for inclusion in the Russell 3000ETM Index and, consequently, the Russell 2000® Index. Russell uses the following method for determining U.S. companies. If a company incorporates, has a stated headquarters location, and also trades in the same country (ADR’s and ADS’s are not eligible), the company is assigned to its country of incorporation. If any of the three do not match, Russell then defines 3 Home Country Indicators (HCIs): country of Incorporation, country of Headquarters, and country of the most liquid exchange as defined by 2-year average daily dollar trading volume (ADDTV) .Using the HCIs, Russell cross-compares the primary location of the company’s assets with the 3 HCIs. If the primary location of assets matches ANY of the HCIs, then the company is assigned to its primary asset location. However, if there is not enough information (as illustrated in Appendix D) to conclude a company’s primary country of assets, we use the primary location of the company’s revenue for the same cross-comparison and assign the company to its home country in a similar fashion. (Note: Russell will use one year of assets or revenues information for determining primary country of assets for the 2010 reconstitution. Then beginning in 2011, Russell will use an average of two years of assets or revenues data for analysis to reduce potential turnover.) If conclusive country details can not be derived from assets or revenue, we assign the company to the country where its headquarters are located unless the country is a Benefit Driven Incorporation (BDI) country; in which case, the company will be assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands.

     The following securities are specifically excluded from the Russell 2000® Index: (i) stocks that are not traded on a major U.S. exchange; (ii) preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights; and trust receipts; (iii) royalty trusts, limited liability companies, closed-end investment companies (business development companies or BDCs are eligible), blank check companies, special purpose acquisition companies (SPACs) and limited partnerships.

     The primary criteria used to determine the initial list of securities eligible for the Russell 3000ETM Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary trading vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 (on their primary exchange) on the last trading day in May of each year to be eligible for inclusion in the Russell 2000® Index. In order to reduce unnecessary turnover, if an existing Russell 2000® Component Stock’s closing price is less than $1.00 on the last trading day in May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Quarterly IPO additions must have a close price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a close price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a close price at or above $1.00 on another major U.S. exchange, the stock will be eligible for inclusion.

     Companies with only a total market capitalization of less than $30 million are not eligible for inclusion in the Russell 3000ETM Index and, consequently, the Russell 2000® Index. Companies with only a small portion of their shares available in the marketplace are not eligible for inclusion in the Russell 3000ETM Index and, consequently, the Russell 2000® Index. Companies with 5% or less float, will be removed from eligibility.

     The Russell 2000® Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization as of the last trading day in May, with the actual reconstitution effective on the first trading day following the final Friday of June each year, except that if the last Friday of June of any year is the 28th, 29th or 30th, reconstitution will occur on the preceding Friday. Changes in the constituents are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

     Capitalization Adjustments. As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the Russell 2000 Component Stocks relative to the capitalization on a base date. The current Russell 2000® Index value is calculated by adding the market values of the Russell 2000 Component Stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the “adjusted” capitalization of the Russell 2000® Index on the base date of December 31, 1986. To calculate the Russell 2000® Index, last sale prices will be used for exchange-traded and NASDAQ stocks. If a Russell 2000 Component Stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000® Index. In order to provide continuity for the Russell 2000® Index’s value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for Russell 2000 Component Stocks, company additions or deletions, corporate restructurings and other capitalization changes.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-9

     Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC corporate filings. Other sources are used in cases of missing or questionable data.

     The following types of shares are considered unavailable for the purposes of capitalization determinations:

  ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

  Corporate cross-owned shares — corporate cross-ownership occurs when shares of a company in the Russell 2000® Index are held by another member of a Russell index (including Russell Global Indexes). Any percentage held in this class will be adjusted;

  Large private and corporate shares — large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the Russell 2000® Index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds;

  Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange;

  Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the Russell 2000® Index; and

  Government Holdings:

    Direct government holders: Those holdings listed as “government of” are considered unavailable and will be removed entirely from available shares;

    Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%; and

    Government pensions: Any holding by a government pension plan is considered institutional holdings and will not be removed from available shares.

     Corporate Actions Affecting the Russell 2000® Index. The following summarizes the types of Russell 2000® Index maintenance adjustments and indicates whether or not a Russell 2000® Index adjustment is required.

  “No Replacement” Rule — Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over a year will fluctuate according to corporate activity.

  Rules for Deletions — When a stock is acquired, delisted or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the Russell 2000® Index at the market close on the effective date or when the stock is no longer trading on the exchange if Russell is able to determine the status of the corporate action to be final prior to 2:00 p.m. Eastern Standard Time, or the following day if Russell is able to determine the status of the corporate action to be final after 2:00 p.m. Eastern Standard Time. Companies that file for a Chapter 7 liquidation bankruptcy will be removed from the Russell 2000® Index at the time of the bankruptcy filing; whereas, companies filing for a Chapter 11 reorganization bankruptcy will remain a member of the Russell 2000® Index, unless the company is de-listed from the primary exchange, in which case normal de-listing rules apply. Members of the Russell 2000® Index that are re-incorporated in another country are deleted when the re-incorporation is final.

  Rules for Additions — The only additions between reconstitution dates are as a result of spin-offs and initial public offerings. Spin-off companies are added to the parent company’s index and capitalization tier of membership, if the spin-off company is sufficiently large. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000ETM Index at the latest reconstitution. If a U.S. spin-off occurs from a Russell Global ex-U.S. Index member, the spun-off company will be placed in the parent’s index and capitalization tier of the Russell Global Index. A member of the Russell Global Index that is reincorporating to the United States or one of the eligible countries/regions described above will be added to the Russell 3000ETM Index when the reincorporation is final.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-10

  Merger and Acquisition — When mergers or acquisitions occur, changes to the membership and weighting of members within the Russell 2000® Index occur. In the event a merger or acquisition occurs between members of the Russell 2000® Index, the acquired company is deleted and its market capitalization moves to the acquiring stock according to the terms of the merger, hence, mergers have no effect on the Russell 2000® Index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. If the acquiring company is a member of the Russell 2000® Index, but the acquired company is not, the shares for the acquiring stock are adjusted at month-end. If the acquiring company is not a member of any of the Russell Indexes, there are two possibilities:

    Reverse Merger — If the acquiring company is a private, non-publicly traded company or OTC company, Russell will review the action to determine if it is considered a reverse merger, defined as a transaction that results in a publicly traded company that meets all requirements for inclusion in a Russell Index. If it is determined that an action is a reverse merger, the newly formed entity will be placed in the appropriate market capitalization index after the close of the day following the completion of the merger. The acquired company will be removed from the current index simultaneously.

    Standard Action — The acquired company is deleted after the action is final.

  De-listed Stocks — When stocks from the Russell 2000® Index are deleted as a result of exchange de-listing or reconstitution, the price used will be the closing primary exchange price on the day of deletion, or the following day using the closing OTC bulletin board price. However, there may be corporate events, such as mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

  Rule for Re-Classification and Re-Incorporation — For re-classification of shares, adjustments will be made at the open of the ex-date using previous day closing prices. Companies that reincorporate and no longer trade in the U.S. are immediately deleted.

     Updates to Share Capital Affecting the Russell 2000® Index. Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Effective April 30, 2002, only cumulative changes to available shares greater than 5% are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

     Pricing of Securities Included in the Russell 2000® Index. Effective on January 1, 2002, primary exchange closing prices are used in the daily Russell 2000® Index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily Russell 2000® Index calculations.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	TS-11